UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS CONSOLIDATED OPERATING INCOME OF US$6.5 MILLION FOR SECOND QUARTER 2018, TOTALING US$235 MILLION FOR FIRST HALF 2018

Santiago, Chile, August 20, 2018 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), the leading airline group in Latin America, announced today its consolidated financial results for the quarter ending June 30, 2018. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.61 per USD.

Highlights

●	In the second quarter of 2018, LATAM Airlines Group reported a US$6.5 million operating income and a 0.3% operating margin, 1.8 percentage points lower than the same period of 2017. During the quarter, the Company faced a cabin crew strike in Chile and was also impacted by a general trucking strike in Brazil, resulting in a total operational margin impact of US$38 million. Furthermore, due to an industry-wide issue affecting Rolls Royce engines, LATAM had a lower availability of its Boeing 787 fleet, part of which is still on ground awaiting engine maintenance by Rolls Royce. Nevertheless, for the first half of 2018, operating income rose 17.2% to US$235.0 million, accounting for an operating margin of 4.6%, 0.4 percentage points higher than the same period of 2017.

●	LATAM’s bottom line totaled a US$114 million loss in the quarter ended June 2018, a 17.7% reduction compared to the second quarter 2017, despite the negative impact of a US$79 million foreign exchange loss during the quarter mainly due to the depreciation of the Brazilian real. For the first half of 2018, the net loss amounted to US$19.7 million, 73% lower than the first half of 2017.

●	Total revenues rose 3.7% year-over-year in the second quarter 2018 to US$2,357 million. This increase was mainly explained by a 3.6% increase in passenger revenues, resulting from a 4.6% increase in available seat kilometers (ASK), together with a 1.0% decline in revenue per available seat kilometer (RASK), pressured by the international long haul routes from Brazil, especially to the US, while RASK in Spanish Speaking Countries international routes remains healthy. Cargo revenues continued to recover during the quarter, growing 16.8% year-over-year in the quarter, driven by a recovery of both imports and exports in the region.

●	Total operating expenses increased 5.6% year-over-year in the second quarter to US$2,351 million, mainly due to a 34.3% increase in fuel costs compared to the same period of last year. Excluding fuel costs, total operating costs declined 2.9% year-over-year in the second quarter. Cost per ASK increased 0.9% year-over-year, while cost per ASK excluding fuel decreased 7.2% year-over-year, reflecting a leaner and more efficient organizational structure. Cost efficiency remains as one of LATAM’s highest priorities, and thus the Company continues keep working on further developing its cost initiatives going forward. In line with these, LATAM announced today that it will outsource its ground handling services at the airports of Guarulhos in Sao Paulo and Galeao in Rio de Janeiro. The decision is in line with a worldwide trend of hiring specialized services for non-core activities.

●	On May 22, Brazil ratified the Open Skies agreement between Brazil and the US, previously ratified by the US. This is another step towards the implementation of LATAM’s joint-business agreements (JBAs) with American Airlines and IAG (British Airways and Iberia), which are only pending the authorizations from the Chilean antitrust agency (TDLC) and the Department of Transportation in the US.

●	LATAM’s revolving credit facility[1] (RCF), which remains completely undrawn, was increased to US$600 million (from US$450 million at of the end of the previous quarter) and extended up to 2022.

●	LATAM continues to work closely with Rolls Royce and Boeing in order to mitigate the impact of the industry-wide Trent 1000 engine issue affecting the operational availability of its Boeing 787 aircraft. Although this matter has caused significant operational impact for the company during the quarter, the issue has been mitigated with the operation of wet leases, as well as the modification of itineraries and aircraft type on select routes. The company expects only minor operational disruption for the remainder of the year. Following a peak of 13 aircraft out of service in June, the airline group currently has six of its 24 Boeing 787s out of operation awaiting Roll-Royce’s preventative engine maintenance. During July, the company returned one wet-leased aircraft and in September, it expects to return two of the remaining six aircraft currently being leased and wet-leased. During the same month, LATAM Airlines Ecuador will resume normal operations on its Guayaquil-Madrid and Guayaquil-New York routes, switching from Airbus A330s to Boeing 767s. LATAM expects to return more Boeing 787s to service gradually throughout the year.

●	Moreover, during the quarter, the Company reduced its fleet commitments for 2018 from US$714 to US$507 million as a result of the current demand environment and industry delays. Now, the expected operating fleet by the end of 2018 as compared to the previous quarter’s plan was reduced from 318 to 312 aircraft, while for 2019 it was reduced from 324 to 320 aircraft.

●	LATAM is revising downwards its guidance for operating margin to a range between 6.5% and 8.0%, as compared to our previous guidance between 7.5% and 9.5%, and the capacity growth (ASKs) for this year from the range between 5% and 7% to 4% and 6%, as the company incorporated the impact of the strike in Chile and network adjustments due to higher fuel prices and weaker currencies.

MANAGEMENT COMMENTS ON THE SECOND QUARTER 2018

The cabin crew members strike in Chile and a general truck drivers’ strike in Brazil affected our second quarter results by US$38 million, representing a 1.6 percentage point impact in the operating margin for the quarter. As we enter into the second half of the year, we are happy to announce that we have successfully completed the negotiations with the pilots union of LATAM Cargo and the cabin crew unions of LATAM Airlines Peru and LATAM Airlines Chile.

In parallel, we have also made progress to improve our passengers experience through the migration of LATAM Airlines Brazil and LATAM Airlines Paraguay’s Passenger Service System (PSS) —the platform for reservation, inventory and check-in— from Amadeus to Sabre, unifying the reservation platform across the entire airline group, which will result in additional cost savings for LATAM. We had a smooth integration with minor impacts, the most important being the lower load factor in domestic Brazil operations.

In addition, we continue to strengthen our network, taking advantage of profitable growth opportunities from our hubs and certain strategic point-to-point routes. In this context, for our Sao Paulo-Guarulhos hub, we launched new international destinations to Las Vegas and Boston, as well as the new routes Guarulhos - Tucuman and Salvador de Bahia – Miami, all operated by LATAM Airlines Brazil. Moreover, LATAM Airlines Peru launched Santiago – Cusco in August. LATAM Airlines Brazil also announced a new flight from Sao Paulo-Guarulhos to Munich for 2019, which would be the ninth passenger destination in Europe served by the Company.

1 Subject to borrowing base availability

On August 15th, 2018, the Argentinian government lifted the minimum fare rule for domestic tickets, allowing airlines to price their fares freely. For that reason, starting in September, we will start the sale of tickets under our new sales model for domestic operations in Argentina, the last of our six domestic markets in which we have launched this model, which will help us to transport more passengers in the country by stimulating demand, and to increase the ancillary revenue generation through initiatives already implemented in Brazil, Chile, Peru, Colombia and Ecuador. Furthermore, at the beginning of the fourth quarter we will implement the new sales model in regional routes, expanding the successful results in the domestic markets to the international routes. With this, around 90% of our total passengers will be flying under this sales model by the end of the year.

In the recent years, we have invested in our digital experience with the development of mobile applications, our website and automated airport services; introduced a new flexible fare structure for domestic flights with unbundled services and revolutionized our onboard catering. Now we will invest in the onboard experience, which is one of the most important differentiators in choosing an airline and the most relevant factor in passenger satisfaction. “As one of the most important factors in airline choice and passenger satisfaction, we believe the transformation of our onboard experience will not only help strengthen loyalty with our existing passengers, but also attract new customers” said Claudia Sender, Vice President of Customers. We will invest approximately US$400 million to upgrade the cabins of around two-thirds of our fleet over the next 3 years. The transformation of our cabins will enable us to offer an industry-leading onboard experience and better serve each passenger with more options, flexibility and personalization. For passengers travelling on long-haul routes, LATAM will transform the cabin of some of its Boeing 767 and Boeing 777 wide-body aircraft as well as apply the new design to Boeing 787s and Airbus A350s due for delivery in the coming years. For passengers travelling on domestic flights and routes within Latin America, LATAM will transform the cabin of over 150 Airbus A320 and A321 aircraft, achieving a homogeneous layout across the narrow body fleet.

management discussion and analysis of SECOND Quarter 2018 Results

Total revenues in the second quarter 2018 totaled US$2,357.4 million, compared to US$2,273.7 million in the same period of 2017. This 3.7% increase was driven by a 3.6% and 16.8% growth in passenger and cargo revenue, respectively. Passenger and cargo revenues accounted for 83.0% and 12.7% of the total operating revenue of the quarter, respectively.

Passenger revenues increased 3.6% year-over-year in the second quarter as a result of a 4.6% increase in capacity, while consolidated passenger unit revenue (RASK) decreased by 1.0% year-over-year. The passenger RASK decline resulted from a 1.7% yield growth, together with a load factor decline of 2.2 p.p, impacted by the strikes in Chile and Brazil, the migration of the PSS and the engine maintenance program of the Rolls Royce engines, thus reaching 81.5%. This yield growth was mainly driven by a strong pricing environment in the international long-haul routes from the SSC (in particular to the US and Europe).

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended June 30
	RASK			ASK		Load Factor
	(US cents)			(millions)
	2Q18	% Change (YoY)		2Q18	% Change (YoY)	2Q18	% Change (YoY)

Bussines Unit
Domestic SSC	7.0	-3.5%		5,188	0.0%	80.3%	0.9 pp
Domestic Brazil	5.6	-9.7%	*	9,001	6.1%	77.2%	- 2.7 pp
International	6.1	4.3%		19,054	5.3%	83.9%	- 2.9 pp
Total	5.9	-1.0%		33,242	4.6%	81.5%	-2.2 pp

*RASK in domestic Brazil decreased 0.5% measured in BRL excluding the proportional margin contribution from Multiplus

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues

The domestic operations of LATAM Airlines group’s Spanish speaking country affiliates (SSC) –which include LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador– accounted for 17.9% of total passenger revenue in the quarter. Their consolidated capacity remained flat year-over-year, as the capacity reduction in Chile due to the strike in April offset the consolidated capacity growth in the rest of the Spanish speaking countries. Traffic measured in RPK rose 1.1%, while the consolidated load factor expanded by 0.9 p.p. to 80.3%. Revenues per ASK in USD decreased 3.5% in the quarter, mainly driven by the depreciation of the Argentinian peso.

In Brazil’s domestic passenger operation – which represented 25.0% of total passenger revenues in the quarter – LATAM Airlines Brazil increased its domestic capacity by 6.1% year-over-year, strengthening its connectivity especially in the Guarulhos hub. On the other hand, traffic measured in RPK increased by 2.5% in the same period, thus resulting in a 2.7 p.p. decline in the load factor to 77.2%. This decline is explained in part by the strike of the truck drivers and the migration of the PSS, which generated minor disruptions in the operations. As a result, Revenues per ASK decreased by 0.5% year-over-year in local currency (and decreased by 9.7% in USD).

International passenger operations, which accounted for 57.1% of total passenger revenues, increased their consolidated capacity by 5.3% year-over-year in the quarter. International traffic rose 1.8%, with passenger load factors declining by 2.9 p.p. to 83.9%. Consolidated RASK rose 4.3%, boosted mainly by routes from the Spanish Speaking Countries both to the US and Europe. In addition, demand and RASK kept improving in the regional flights.

Cargo revenues increased 16.8% in the quarter, reaching US$299.7 million, driven by a 6.7% increase in cargo yields, mainly due to a better demand environment in the region. In addition, cargo load factor reached 54.9%, an improvement of 1.0 percentage points compared to the second quarter 2017. Imports from North America and Europe to Brazil and Chile showed an improvement in terms of revenues per ATKs, driven by higher imports of electronics and capital goods. Export markets are also showing a recovery year-over-year driven mainly by salmon exports from Chile.

As a result, cargo revenues per ATK improved by 8.7% in comparison to the same quarter of the previous year, consolidating and further improving the positive trend shown since the beginning of last year. Cargo capacity, measured in ATKs, rose 7.5% in the second quarter of 2018.

Other revenues totaled US$101.1 million in the second quarter of 2018, a 21.6% decrease compared to the same period of last year. This year-over-year decline is due to lower revenues from Multiplus, in part due to the depreciation of the Brazilian real and accounting changes (IFRS-15) carried out in 2018, and fewer aircraft subleases to third parties compared to second quarter 2017.

Total operating expenses in the second quarter amounted to US$2,350.9 million, a 5.6% increase compared to the same period of 2017. This increase is mainly explained by US$174.9 million of higher fuel expenses, resulting from a 35.6% increase in the average price per gallon (excluding hedge) compared to the second quarter of 2017. However, cost per ASK excluding fuel costs decreased by 7.2% in the same period, as a result of the costs contention initiatives implemented during 2017, together with capacity increasing 4.6% year-over-year in the quarter. Changes in operating expenses were mainly explained by:

●	Wages and benefits decreased 3.7%, explained by the 3.9% decline in the average headcount during the quarter, as well as the 12.2% depreciation of the Brazilian Real and 49.4% depreciation of the Argentinian Peso. This was partially offset by the unit increase in unit salaries, mainly due to inflation adjustments as well as the 6.4% appreciation of the Chilean peso.

●	Fuel costs rose 34.3%, mainly as a result of the 35.6% increase in the average fuel price per gallon (excluding hedge) as compared to the second quarter of 2017. The latter was partially offset by fuel hedge gains recorded in the quarter which totaled US$10.4 million, compared to US$10.5 million fuel hedge losses for the same quarter of 2017. At the same time, the Company recognized a US$6.2 million gain related to foreign currency hedging contracts, while reported a neutral result in the same period of last year.

●	Commissions to agents decreased 5.9% due to lower passenger commissions in LATAM Airlines Brazil’s operations due to the depreciation of the Brazilian real, partially offset by more passengers and cargo tons carried during the quarter.

●	Depreciation and amortization decreased 2.4% due to the positive impact of the 12.2% year-over-year depreciation of the Brazilian real in the quarter, partially offset by more on-balance aircraft compared to the same period of 2017.

●	Other rental and landing fees increased 9.4%, mainly due to higher passenger and cargo operation as well as higher costs related to ground handling operations.

●	Passenger service expenses increased 22.4% driven by an increase in passenger compensations resulted from the strikes in Chile and Brazil during the quarter.

●	Aircraft rentals decreased 10.5%, in line with the previous quarter, as a result of the reduction of 6 aircraft in our fleet under operating leases.

●	Maintenance expenses decreased 8.3% as the Company recognized lower redelivery costs as the Company returned one aircraft under operating lease contract during the quarter, as compared to seven aircraft returned in the same period of last year.

Other operating expenses decreased 10.4%, due to lower advertising and marketing expenses, and lower costs related to loyalty programs’ redemptions due to accounting changes (IFRS 15) carried out in 2018.

Non-operating results

●	Interest income decreased by US$6.6 million year-over-year to US$12.7 million in second quarter 2018, as a result of lower interest rates in Brazil and the depreciation of the Brazilian Real.

●	Interest expense decreased 11.0% to US$91.3 million in second quarter 2018, from US$102.5 million in the same period of 2017, mainly due to gross debt reduction of 13.7% YoY.

●	Under Other income (expense), the Company registered a US$47.1 million net loss, including a US$78.9 million in foreign exchange loss. This compares to the US$60.9 million net loss in other income (expense) in the second quarter of 2017, which included a foreign exchange loss of US$45.9 million. In addition, during 2Q18, LATAM recognized a gain of US$22 million from the previously announced sale of Andes Airport Services in Chile.

Net loss in the second quarter amounted to US$113.6 million, a decrease of US$24.5 million compared to the net loss of US$138.0 in same period of 2017, mainly explained by a US$35.5 million decrease in income taxes and US$18.6 million increase in non-operating result. This was partially offset by a US$41.7 million decrease in the operating income compared to the same period of 2017.

LIQUIDITY AND FINANCING

At the end of the second quarter 2018, LATAM reported US$1,191 million in cash and cash equivalents, including certain highly liquid investments accounted as other current financial assets. Furthermore, the Company´s liquidity position was enhanced by US$600 million of an undrawn revolving credit facility2 (RCF) line, which was increased by US$150 million compared to the previous quarter. Thus, LATAM’s liquidity position amounted to 17.1% of the last twelve months’ revenue by June 30, 2018.

2 Subject to borrowing base availability

Fleet commitments for 2018 were further reduced, reaching US$507 million, all of which are operating leases, due to the industrial delay of two Airbus A320neo and two Airbus A321neo. As a result, 2019 fleet commitments also changed and now amount to US$1,371 million. The Company is constantly working on adjusting its fleet to the current demand environment, so it can optimize its utilization and thus maximize profitability.

Additionally, LATAM expects to invest approximately US$650 million in non-fleet CAPEX in 2018, which includes intangible assets, fleet and non-fleet maintenance, expenditures in spare engines and fleet components, as well as investments related to the retrofit of the Boeing 767s and 777s cabins. This number also includes the migration of our new Passenger Service System in the Brazilian operations to Sabre, which we concluded in May 2018.

By the end of the quarter, LATAM´s adjusted net financial debt amounted to US$10.2 billion, a US$29.9 million increase compared to the previous quarter, thus reaching a leverage of 4.4x from 4.3x in March 2018. For the balance of 2018, the Company has roughly US$508 million in debt maturities.

Regarding hedging, the main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases and BRL depreciation, while benefiting from fuel price reductions and BRL appreciation. Accordingly, the Company hedges a portion of its estimated fuel consumption and Brazilian real operating exposure. Hedge positions per quarter for the next months are shown in the table below:

	3Q18	4Q18	1Q19	2Q19

Hedge positions
Estimated Fuel consumption hedged	44%	51%	30%	22%
Brazilian reais operational exposure hedged (US$ million)(1)	100	100	0	0

(1) Estimated Brazilian reais annual operational exposure US$600 million.

LATAM FLEET PLAN

During the second quarter of 2018, LATAM took delivery of one Airbus A350 and returned one Airbus A320. Moreover, the Company added three leased Airbus A330 and one Boeing 747 to its fleet under a short-term rental agreement with the Spanish airline Wamos Air, in order to mitigate the impact of fewer Boeing 787 aircraft available due to the extension of Rolls Royce’s engine maintenance program.

LATAM reduced its fleet commitments for 2018 by US$207 million due to the current demand environment and industrial delays. The Company will no longer receive two Airbus A320neo and two Airbus A321neo during 2018. In addition, LATAM extended its sublease contracts with Qatar for two Airbus A350, initially returning in 2018, for two more years. LATAM also expects to receive one more Airbus A350 during 2018 and to convert one Boeing 767-300 from a passenger aircraft into a freighter. Finally, LATAM will return five aircraft during 2018, therefore ending the year 2018 with an operating fleet of 312 aircraft.

For 2019, the Company expects the delivery of 16 new aircraft, including 3 aircraft postponed from 2018 to 2019, and to return eight. Additionally, it expects to convert two Boeing 767-300 from passenger aircraft into freighters (one of which arriving in 2020), thus ending the year 2019 with an operating fleet of 320 aircraft.

In line with the above, fleet commitments for 2018 and 2019 now amount to US$507 million and US$1,371 million, respectively.

By year end	2016	2017	2018E	2019E

Passenger Aircraft
Narrow Body
Airbus A319-100	48	46	46	46
Airbus A320-200	146	126	124	121
Airbus A320 Neo	2	4	8	14
Airbus A321-200	47	47	49	49
Airbus A321 Neo	—	—	—	5
TOTAL	243	223	227	235

Wide Body
Boeing 767-300	37	36	35	28
Airbus A350-900	7	5	7	11
Boeing 777-300 ER	10	10	9	9
Boeing 787-8	10	10	10	10
Boeing 787-9	12	14	14	16
TOTAL	76	75	75	74

Cargo Aircraft
Boeing 777-200F	2	—	—	—
Boeing 767-300F	8	9	10	11
TOTAL	10	9	10	11

TOTAL OPERATING FLEET	329	307	312	320

Subleases
Airbus A320-200	—	5	5	5
Airbus A350-900	—	2	2	2
Boeing 767-300F	3	1	—	—
TOTAL	3	8	7	7

TOTAL FLEET	332	315	319	327

Fleet Commitment (US$ million)	1,950	326	507	1,371

2018 GUIDANCE

The company revised downwards the guidance for operating margin to a range between 6.5% and 8.0%, as compared to the previous guidance between 7.5% and 9.5%. The new guidance incorporates higher fuel prices, weaker currencies and the impact of the strikes in Chile and in Brazil.

LATAM expects total passenger ASKs to grow between 4% and 6% for full year 2018. International passenger ASKs for full year 2018 is now expected to increase between 5% and 7%, reflecting a network adjustment due to higher fuel prices and FX. LATAM’s domestic passenger ASKs in the Brazilian market is expected to increase between 2% and 4%. ASKs in Spanish-speaking countries are now expected to increase by approximately 4% to 6%, incorporating the impact of the strike in Chile, but not changing its strategy in the Spanish-speaking countries. Regarding cargo operations, LATAM expects cargo ATKs to grow between 1% and 3% for full year 2018.

These variations assume an average exchange rate of approximately BRL/USD 3.71 and jet fuel price of US$ 85 per barrel for full year 2018.

		2018	2018
		Previous	Revised

ASK Growth (Passenger)	Total Network	5% - 7%	4% - 6%
	International	6% - 8%	5% - 7%
	Brazil Domestic	2% - 4%	2% - 4%
	SSC Domestic	6% - 8%	4% - 6%

ATK Growth (Cargo)		1% - 3%	1% - 3%

Operating Margin		7.5% - 9.5%	6.5% - 8.0%

LATAM filed its quarterly financial statements for the three month period ended June 30, 2018 with the Comisión para el Mercado Financiero of Chile on August 20, 2018. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs approximately 42.000 people worldwide, operating more than 1,300 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 315 aircraft average an age of around eight years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2017, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fourth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the second quarter 2018 (in thousands of US Dollars)

	For the three month period ended June 30

	2018	2017	% Change

REVENUE
Passenger	1,956,555	1,888,311	3.6%
Cargo	299,703	256,511	16.8%
Other	101,096	128,912	-21.6%
TOTAL OPERATING REVENUE	2,357,354	2,273,734	3.7%

EXPENSES
Wages and Benefits	-435,743	-452,642	-3.7%
Aircraft Fuel	-685,557	-510,627	34.3%
Comissions to Agents	-54,116	-57,503	-5.9%
Depreciation and Amortization	-237,544	-243,492	-2.4%
Other Rental and Landing Fees	-297,961	-272,350	9.4%
Passenger Services	-76,004	-62,076	22.4%
Aircraft Rentals	-137,042	-153,131	-10.5%
Aircraft Maintenance	-112,631	-122,821	-8.3%
Other Operating Expenses	-314,276	-350,889	-10.4%
TOTAL OPERATING EXPENSES	-2,350,874	-2,225,531	5.6%

OPERATING INCOME	6,480	48,203	-86.6%
Operating Margin	0.3%	2.1%	-1.8 pp

Interest Income	12,740	19,300	-34.0%
Interest Expense	-91,252	-102,545	-11.0%
Other Income (Expense)	-47,097	-60,929	-22.7%

INCOME BEFORE TAXES AND MINORITY INTEREST	-119,129	-95,971	24.1%
Income Taxes	7,452	-28,019	-126.6%

INCOME BEFORE MINORITY INTEREST	-111,677	-123,990	-9.9%

Attributable to:
Shareholders	-113,554	-138,038	-17.7%
Minority Interest	1,877	14,048	-86.6%

NET INCOME	-113,554	-138,038	-17.7%
Net Margin	-4.8%	-6.1%	1.3 pp

Effective Tax Rate	-6.3%	29.2%	-35.5 pp

EBITDA	244,024	291,695	-16.3%
EBITDA Margin	10.4%	12.8%	-2.5 pp.

EBITDAR	381,066	444,826	-14.3%
EBITDAR Margin	16.2%	19.6%	-3.4 pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the six month period ended June (in thousands of US Dollars)

	For the six month period ended June 30

	2018	2017	% Change

REVENUE
Passenger	4,274,570	3,994,472	7.0%
Cargo	595,523	510,257	16.7%
Other	217,797	246,454	-11.6%
TOTAL OPERATING REVENUE	5,087,890	4,751,183	7.1%

EXPENSES
Wages and Benefits	-950,286	-977,860	-2.8%
Aircraft Fuel	-1,403,411	-1,105,658	26.9%
Comissions to Agents	-114,236	-119,195	-4.2%
Depreciation and Amortization	-489,004	-495,707	-1.4%
Other Rental and Landing Fees	-608,179	-550,569	10.5%
Passenger Services	-155,760	-136,392	14.2%
Aircraft Rentals	-272,803	-303,527	-10.1%
Aircraft Maintenance	-214,272	-208,007	3.0%
Other Operating Expenses	-644,923	-653,787	-1.4%
TOTAL OPERATING EXPENSES	-4,852,874	-4,550,702	6.6%

OPERATING INCOME	235,016	200,481	17.2%
Operating Margin	4.6%	4.2%	0.4 pp

Interest Income	24,927	42,224	-41.0%
Interest Expense	-177,469	-198,333	-10.5%
Other Income (Expense)	-47,308	-12,055	292.4%

INCOME BEFORE TAXES AND MINORITY INTEREST	35,166	32,317	8.8%
Income Taxes	-39,271	-81,507	-51.8%

INCOME BEFORE MINORITY INTEREST	-4,105	-49,190	-91.7%

Attributable to:
Shareholders	-19,665	-72,481	-72.9%
Minority Interest	15,560	23,291	-33.2%

NET INCOME	-19,665	-72,481	-72.9%
Net Margin	-0.4%	-1.5%	1.1 pp

Effective Tax Rate	-111.7%	-252.2%	140.5 pp

EBITDA	724,020	696,188	4.0%
EBITDA Margin	14.2%	14.7%	-0.4 pp.

EBITDAR	996,823	999,715	-0.3%
EBITDAR Margin	19.6%	21.0%	-1.4 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended			For the six month period ended
	June 30			June 30
	2018	2017	% Change	2018	2017	% Change

System
Operating Revenues per ASK (US Cent)	7.1	7.2	-0.9%	7.4	7.2	3.2%
Costs per ASK (US Cent)	7.1	7.0	0.9%	7.0	6.9	2.8%
Costs per ASK ex fuel (US Cents)	5.0	5.4	-7.2%	5.0	5.2	-3.5%
Fuel Gallons Consumed (millions)	281.3	271.8	3.5%	578.5	564.6	2.5%
Fuel Gallons Consumed per 1,000 ASKs	8.5	8.6	-1.1%	8.4	8.5	-1.2%
Fuel Price (with hedge) (US$ per gallon)	2.46	1.88	30.9%	2.44	1.95	24.8%
Fuel Price (without hedge) (US$ per gallon)	2.50	1.84	35.6%	2.47	1.94	27.2%
Average Trip Length (km)	1,753.6	1,746.9	0.4%	1.8	1.8	0.2%
Total Number of Employees (average)	41,832	43,530	-3.9%	42,454	44,281	-4.1%
Total Number of Employees (end of the period)	41,904	43,330	-3.3%	41,904	43,330	-3.3%

Passenger
ASKs (millions)	33,242	31,766	4.6%	68,861	66,380	3.7%
RPKs (millions)	27,095	26,602	1.9%	57,479	55,927	2.8%
Passengers Transported (thousands)	15,451	15,228	1.5%	32,736	31,913	2.6%
Load Factor (based on ASKs) %	81.5%	83.7%	-2.2 pp	83.5%	84.3%	-0.8 pp
Yield based on RPKs (US Cents)	7.2	7.1	1.7%	7.4	7.1	4.1%
Revenues per ASK (US cents)	5.9	5.9	-1.0%	6.2	6.0	3.2%

Cargo
ATKs (millions)	1,594	1,483	7.5%	3,204	3,015	6.2%
RTKs (millions)	875	799	9.5%	1,757	1,609	9.2%
Tons Transported (thousands)	231	214	7.6%	455	427	6.6%
Load Factor (based on ATKs) %	54.9%	53.9%	1.0 pp	54.8%	53.4%	1.5 pp
Yield based on RTKs (US Cents)	34.3	32.1	6.7%	33.9	31.7	6.9%
Revenues per ATK (US Cents)	18.8	17.3	8.7%	18.6	16.9	9.9%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30	As of December 31
	2018	2017

Assets:

Cash, and cash equivalents	773,889	1,142,004
Other financial assets	514,937	559,919
Other non-financial assets	290,178	221,188
Trade and other accounts receivable	1,187,476	1,214,050
Accounts receivable from related entities	1,535	2,582
Inventories	247,625	236,666
Tax assets	103,176	77,987
Non-current assets and disposal groups held for sale	28,475	291,103
Total current assets	3,147,291	3,745,499

Other financial assets	86,582	88,090
Other non-financial assets	206,587	220,807
Accounts receivable	5,638	6,891
Intangible assets other than goodwill	1,430,913	1,617,247
Goodwill	2,310,528	2,672,550
Property, plant and equipment	9,887,245	10,065,335
Tax assets	16,332	17,532
Deferred tax assets	301,014	364,021
Total non-current assets	14,244,839	15,052,473

Total assets	17,392,130	18,797,972

Liabilities and shareholders’ equity:

Other financial liabilities	1,390,660	1,300,949
Trade and other accounts payables	1,534,476	1,695,202
Accounts payable to related entities	379	760
Other provisions	3,316	2,783
Tax liabilities	5,245	3,511
Other non-financial liabilities	2,689,570	2,823,963
Liabilities included in disposal groups classified as held for sale	8,822	15,546
Total current liabilities	5,632,468	5,842,714

Other financial liabilities	6,116,921	6,605,508
Accounts payable	535,383	498,832
Other provisions	330,110	374,593
Deferred tax liabilities	887,523	949,697
Employee benefits	113,599	101,087
Other non-financial liabilities	120,523	158,305
Total non-current liabilities	8,104,059	8,688,022

Total liabilities	13,736,527	14,530,736

Share capital	3,146,265	3,146,265
Retained earnings	445,903	475,118
Treasury Shares	(178)	(178)
Other reserves	(15,593)	554,884
Equity attributable to the parent company’s equity holders	3,576,397	4,176,089
Minority interest	79,206	91,147

Total net equity	3,655,603	4,267,236

Total liabilities and equity	17,392,130	18,797,972

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of June 30, 2018	As of June 30, 2017

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	4,923,137	5,025,079
Other cash receipts from operating activities	48,217	29,562

Payments for operating activities
Payments to suppliers for goods and services	(3,343,545)	(3,398,364)
Payments to and on behalf of employees	(983,543)	(960,316)
Other payments for operating activities	(127,326)	(112,785)
Income Taxes refunded (paid)	(40,145)	(71,703)
Other cash inflows (outflows)	(15,745)	(41,968)

Net cash flows from operating activities	461,050	469,505

Cash flow used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses	40,248	6,124
Other cash receipts from sales of equity or debt instruments of other entities	1,937,709	1,403,463
Other payments to acquire equity or debt instruments of other entities	(1,931,759)	(1,372,576)
Amounts raised from sale of property, plant and equipment	215,904	19,706
Purchases of property, plant and equipment	(277,352)	(189,483)
Purchases of intangible assets	(44,830)	(38,004)
Interest Received	5,836	10,338
Other cash inflows (outflows)	5,757	(1,583)

Net cash flows used in investing activities	(48,487)	(162,015)

Cash flow from (used in) financing activities
Amounts raised from long-term loans	382,663	908,748
Amounts raised from short-term loans	205,000	100,000
Loans repayment	(588,714)	(785,901)
Payments of finance lease liabilities	(371,982)	(160,546)
Dividends paid	(63,359)	(43,394)
Interest paid	(181,451)	(181,865)
Other cash inflows (outflows)	(6,890)	71,722

Net cash flows from (used in) financing activities	(624,733)	(91,236)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(212,170)	216,254
Effects of variations in the exchange rate on cash and equivalents	(155,945)	(15,028)
Net increase (decrease) in cash and cash equivalents	(368,115)	201,226

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,142,004	949,327

CASH AND CASH EQUIVALENTS AT END OF PERIOD	773,889	1,150,553

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30	As of December 31
	2018	2017

Total Assets	17,392,130	18,797,972
Total Liabilities	13,736,527	14,530,736
Total Equity*	3,655,603	4,267,236
Total Liabilities and Shareholders equity	17,392,130	18,797,972

Debt
Current and long term portion of loans from financial institutions	5,594,109	6,782,135
Current and long term portion of obligations under capital leases	1,909,217	1,109,505
Other liabilities current and long term portion	0	0
Total Gross Debt	7,503,326	7,891,640
Cash and cash equivalents	-1,190,598	-1,614,236
Total Net Debt	6,312,728	6,277,404
Plus: 7 x last twelve months’aircraft rent	3,841,796	4,056,864
Adjusted Net Debt	10,154,524	10,334,268

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of June 30	As of December 31
	2018	2017

Cash and Equivalents as % of LTM revenues	11.3%	15.9%

Adjusted Gross Debt (US$ thousands)	11,345,122	11,948,504
Adjusted Gross Debt / EBITDAR (LTM)	4.9	5.2

Adjusted Net Debt (US$ thousands)	10,154,524	10,334,268
Adjusted Net Debt / EBITDAR (LTM)	4.4	4.5
Including the Revolving Credit Facility, Cash and Equivalents as % of LTM revenues reaches 17.1%

LATAM Airlines Group S.A.

Consolidated Fleet

	As of June 30, 2018
	Off-Balance	On-Balance	Total

Passenger Aircraft
Airbus A319-100	9	37	46
Airbus A320-200	36	90	126
Airbus A320- Neo	3	1	4
Airbus A321-200	19	30	49
Airbus A350-900	2	4	6
Boeing 767-300	2	34	36
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	4	14
TOTAL	91	210	301

Cargo Aircraft
Boeing 777-200F	—	—	—
Boeing 767-300F	1	8	9
TOTAL	1	8	9

Short-term leases
Airbus A330-900	4	—	4
Boeing 747-400	1	—	1
TOTAL SHORT-TERM LEASES	5	0	5

TOTAL OPERATING FLEET	97	218	315

Subleases
Airbus A320-200	—	5	5
Airbus A350-900	1	1	2
TOTAL SUBLEASES	1	6	7

TOTAL FLEET	97	224	322

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	CFO